Exhibit 99.1

New Legislation Initiative Announced to Bolster Wave Energy in New Jersey, U.S.

During Eco Wave Power’s Bell-Ringing Ceremony on Nasdaq Capital Market, New Jersey Assemblyman Robert J. Karabinchak announced his intent for the introduction of new legislation initiative to include wave energy in New Jersey’s Energy Master Plan and help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept.

Stockholm, Sweden – January 21, 2022 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power”), a leader in the production of clean electricity from ocean and sea waves, yesterday held its official bell ringing ceremony on Nasdaq Stock Market to celebrate becoming a public company.

During the ceremony, Robert J. Karabinchak, who serves in the New Jersey General Assembly for the 18th legislative district, shared his vision for supporting legislation to promote wave energy in New Jersey.

“Clean energy is at the center of the United States’ economic future,” said Asm. Karabinchak. “My home state of New Jersey has been a leader of energy innovation since the days of Thomas Edison for whom my hometown is named after.”

Asm. Karabinchak plans to introduce new legislation initiative in this session to bolster wave energy as the next, up-and-coming renewable energy source. Recognizing this technology’s incredible potential, the state can aim to include wave energy in its Energy Master Plan and develop a streamlined process for its deployment along New Jersey’s coast. This action will help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept.

“Our governor has laid out one of the most ambitious clean energy goals in the country - 35% by 2025 and 100% by 2050,” said Asm. Karabinchak. “Largely these goals will be met by offshore wind and solar, which I was proud to sponsor several pieces of enabling legislation. However, our renewable energy goals can only be met when all renewable sources work together, including wave energy.”

“Not only do we see this as another step toward to reducing our reliance on fossil fuels and combating climate change, but also a way to build our economy and create numerous jobs,” continued Asm. Karabinchak: “It is how we keep the pioneering spirit of Thomas Edison alive today - we embrace new ideas and innovation in our country, especially companies like Eco Wave Power, which has proven itself to be the leader in global wave energy development and implementation. With that, I’m proud to extend an enthusiastic welcome and congratulations to Eco Wave Power for being publicly listed on Nasdaq U.S. Capital market.”

For his full speech, please see the following video from Eco Wave Power’s bell ringing ceremony: https://youtu.be/dITyCqRiKSE, which does not constitute a part of this press release.

The market opening ceremony can be viewed at https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

For multimedia features such as exclusive content, photo postings, status updates, and videos of ceremonies, please visit http://www.facebook.com/Nasdaq. For news tweets, please visit @nasdaq.

For more information about Eco Wave Power, please visit www.ecowavepower.com

About Eco Wave Power Global AB (publ)

Eco Wave Power  is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison+Partners

EcoWavePower@allisonpr.com

Nasdaq MarketSite Media Contact:

Peter Gau

(201) 388-9682

Peter.gau@nasdaq.com

Feed Information:

Fiber Line (Encompass Waterfront): 4463

Gal 3C/06C 95.05 degrees West
18 mhz Lower
DL 3811 Vertical
FEC 3/4
SR 13.235
DR 18.295411
MOD 4:2:0
DVBS QPSK

Social Media:

For multimedia features such as exclusive content, photo postings, status updates and video of bell ceremonies, please visit our Facebook page:

http://www.facebook.com/nasdaq.

For photos from ceremonies and events, please visit our Instagram page:

http://instagram.com/nasdaq

For news tweets, please visit our Twitter page:

http://twitter.com/nasdaq

Webcast:

A live stream of the Nasdaq Opening Bell will be available at:

https://www.nasdaq.com/marketsite/bell-ringing-ceremony

Photos:

To obtain a hi-resolution photograph of the Market Open, please go to https://www.nasdaq.com/marketsite/bell-ringing-ceremony and click on the market open of your choice.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses Asm. Karabinchak’s legislation initiative with respect to wave energy and that this initiative can potentially help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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